July 12, 2024

Via Edgar Transmission

Ms. Laura Crotty/Mr. Tim Buchmiller

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re:	Gelteq Limited Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form F-1 Filed June 28, 2024 File No. 333-267169

Dear Ms. Crotty/Mr. Buchmiller,

On June 28, 2024, Gelteq Limited, an Australian company (the “Company”), filed a Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-267169) (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment, effective as of the date hereof. The Company is withdrawing the Post-Effective Amendment because it has not sold securities pursuant to the Post-Effective Amendment and the Company expects to file a new registration statement for the offering.

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If you have any further comments or questions, please feel free to contact our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer Gelteq Limited